UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March, 2024
Commission File Number: 001-41638

AMBIPAR EMERGENCY RESPONSE
(Exact name of registrant as specified in its charter)

Avenida Angélica, nº 2346, 5th Floor
São Paulo, São Paulo, Brazil, 01228-200
Tel: +55 (11) 3526-3526
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒        Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(1):
Yes ☐        No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7):
Yes ☐        No ☒

AMBIPAR EMERGENCY RESPONSE
(the "Company")
WRITTEN RESOLUTIONS OF THE BOARD OF DIRECTORS OF THE COMPANY
PASSED IN ACCORDANCE WITH THE ARTICLES OF ASSOCIATION OF THE COMPANY

1.DECLARATION OF INTERESTS
It is noted that, in accordance with the terms of the Company's articles of association (the "Articles") and applicable law, each director of the Company (each a "Director" and together, the "Directors") has declared all interests (if any) they may have in the transactions and matters contemplated by these resolutions.
2.DIRECTOR APPOINTMENT
(i)It is noted that the Company had received written notice, pursuant to Article 21.2(a) of the memorandum and articles of association of the Company (the "Articles"), from Ambipar Participações e Empreendimentos S.A., a sociedade anônima organised under the laws of Brazil, that Marco Antonio Zanini be appointed as an independent director of the Company with immediate effect, to hold office in accordance with the Articles.
(ii)It is noted that the Director had accepted his appointment on the basis that the exculpation and indemnification provisions of the Articles would be deemed to form part of his service contract and/or terms of employment with the Company and accordingly that these would be enforceable against the Company.
(iii)It is resolved that the Register of Directors and Officers of the Company be updated accordingly and that the Registrar of Companies be notified of such appointment.
3.AUDIT COMMITTEE UPDATE
(i)The Board has reviewed, considered and discussed the composition of the Audit Committee, and has determined that it is in the best interests of the Company to reconstitute the Audit Committee.
(ii)The Board has determined that it is in the best interest of the Company to (i) appoint Marco Antonio Zanini to, and (ii) remove Thiago da Costa Silva from, in each case, the Audit Committee.
(iii)It is resolved that the Board hereby (i) appoints Marco Antonio Zanini to, and (ii) removes Thiago da Costa Silva from, in each case, the Audit Committee.
(iv)It is resolved that the Directors and Officers of the Company make all provide all applicable notifications and filings in connection with such appointment and removal.

4.GENERAL RATIFICATION AND AUTHORIZATION
IT IS RESOLVED that all actions of any kind taken, or documents executed, by any Proper Officer or other agent of the Company prior to, or following, the date hereof in connection with the transactions contemplated by these resolutions be, and they hereby are, ratified, confirmed, adopted and approved in all respects on behalf of the Company.

SIGNATURE
    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 6th, 2024

AMBIPAR EMERGENCY RESPONSE

By:	/s/Thiago da Costa Silva
Name:	Thiago da Costa Silva
Title:	Director